+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

        Titan Acquisitions, Ltd.
        United Technologies Corporation
        One Financial Plaza
        Hartford, CT 06101
        Attn: William H. Trachsel, Esq.

2.  Date of Event Requiring Statement (Month/Day/Year)      6/23/1999
                                                         ---------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)

        United Technologies Corporation  060570975


4.  Issuer Name and Ticker or Trading Symbol

        International Comfort Products Corporation
        ICP

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


6.  If Amendment, Date of Original (Month/Day/Year)
                                                   ---------------------

7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person

      X  Form filed by More than One Reporting Person
    ----

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
------------------------------------------------------------------------------------------------------------
Ordinary Shares        7,889,870                I             Lock-up Agreement between Ravine Partners,
                                                              Ltd. and Titan Acquisitions, Ltd. (see below)
------------------------------------------------------------------------------------------------------------

Ordinary Shares        7,919,638                I             Lock-up Agreement between Ontario Teachers'
                                                              Pension Plan Board and Titan Acquisitions,
                                                              Ltd. (see below)
------------------------------------------------------------------------------------------------------------

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Option (pursuant to Lock-up     see       see      Ordinary Shares       7,889,870     see below     D by Titan      see below
agreement between Ravine        below     below                                                      Acquisitions,
Partners, Ltd. and Titan                                                                             Ltd.
Acquisitions, Ltd.)
                                                                                                     I by United
                                                                                                     Technologies
                                                                                                     Corporation
                                                                                                     (through Titan
                                                                                                     Acquisitions,
                                                                                                     Ltd.)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

        Titan Acquisitions, Ltd. ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into Lock-up Agreements (each, a "Lock-up Agreement"), dated June 23, 1999, with Ravine Partners, Ltd. ("Ravine") and Ontario Teachers' Pension Plan Board ("Teachers"), respectively, pursuant to which each of Ravine and Teachers agreed to validly tender and not withdraw its shares of International Comfort Products Corporation ("Issuer") in the cash tender offer (the "Offer") commenced by Purchaser on June 30, 1999 at US$11.75 per share for the outstanding ordinary shares of Issuer. Such agreement by Teachers is subject to there not being a proposal to takeover Issuer that is superior to the Offer.

        In addition, the Lock-up Agreement with Ravine grants Purchaser an option to purchase Ravine's shares of Issuer at a price equal to the greater of US$11.75 and the per share price paid by Purchaser in the Offer. Subject to certain terms and conditions, the option is exercisable within 60 days following the first date when: (a) the Pre-Acquisition Agreement, dated June 23, 1999, by and among Purchaser, Parent and Issuer (the "Pre-Acquisition Agreement"), is terminated (i) by Issuer because Issuer has received a superior takeover proposal and the Board of Directors of Issuer has determined that its fiduciary duties require it to terminate or (ii) by Parent because (A) the Board of Directors of Issuer or any committee thereof has modified or withdrawn its recommendation of the Offer or (B) Issuer has publicly announced its intention to enter into a business combination with any person other than Parent or Purchaser or taken other public actions not opposing another takeover proposal;
(b) a takeover proposal with respect to Issuer is announced by a person other than Parent or Purchaser while the Offer is open and the Minimum Condition (as defined in the Offer) is not satisfied; or (c) a takeover proposal with respect to Issuer is announced by a person other than Parent or Purchaser after the Offer has closed but prior to March 31, 2000 and Purchaser did not consummate the Offer. In the event Ravine's shares of Issuer are acquired by Purchaser pursuant to such option, and Purchaser subsequently disposes of such shares in connection with any takeover proposal for which a binding contract of sale is executed within 12 months of the closing of the acquisition pursuant to such option, then Ravine shall be entitled to 75% of the excess, if any, of the aggregate proceeds of such disposition over the purchase price paid pursuant to the exercise of such option.

        Each of the Pre-Acquisition Agreement and the Lock-up Agreements is described in, and included as an exhibit to, the Schedule 14D-1 and Schedule 13D filed by Purchaser and Parent with the Securities and Exchange Commission on June 30, 1999, and such Schedules and all exhibits thereto are incorporated herein by reference. As permitted by Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), this filing shall not be deemed an admission that the reporting persons, for purposes of Section 16 of the 1934 Act or otherwise, are beneficial owners of the equity securities covered by this filing.


 United Technologies Corporation



 By: /s/  William Trachsel
    -----------------------------
 Name:   William Trachsel
 Title:  Senior Vice President
         General Counsel & Secretary



 Titan Acquisitions, Ltd.



 By: /s/  Ari Bousbib
    -----------------------------
 Name:   Ari Bousbib
 Title:  President



 Dated:  July 13, 1999